COLLECTIBLE CONCEPTS GROUP, INC.
                              1600 LOWER STATE ROAD
                         DOYLESTOWN, PENNSYLVANIA 18901

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FEBRUARY 17, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    H. Christopher Owings, Assistant Director
                  Division of Corporation Finance

                  Ellie Quarles, Special Counsel
                  Scott Anderegg, Esq.

         Re:      Collectible Concepts Group, Inc.
                  Amendment No. 4 to Schedule 14C filed February 2, 2006 File No. 000-30703

Ladies and Gentlemen:

      The following responses address the comment of the reviewing Staff of the Commission as set forth in a comment letter dated February 15, 2006 (the "Comment Letter") relating to the amended Preliminary Information Statement on
Schedule 14C (the "Information Statement") of Collectible Concepts Group, Inc. (the "Company"). The answer set forth herein refers to the Staffs' comment by number.

      We are filing herewith Amendment No. 5 to the Company's Information Statement.

1. We note your response to comment 3 in our letter dated December 23, 2005. Please revised to include the disclosure required by Item 9(e)(5) concerning your pre-approval policies and procedures and if appliable
      (e)(6) of Schedule 14A.

      Response
      --------

      We have revised our disclosure in accordance with Item 9(e)(5) of Schedule 14A to indicate that we currently do not have any pre-approval policies or procedures relating to engagement of independent auditor services. Additionally, we hereby confirm that less than 50% of the hours expended by our independent registered public accounting firm were performed by persons other than the principal accountant's full time, permanent employees.


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Securities and Exchange Commission
February 17, 2006
Page 2 of 2


      We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                        Very truly yours,

                                        /s/ PAUL S. LIPSCHUTZ
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                                        Paul S. Lipschutz
                                        Chief Executive Officer